FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of NOVEMBER 2006
                                13 NOVEMBER 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing SENIOR EXECUTIVE APPOINTMENTS released on 13 NOVEMBER 2006



PRESS RELEASE
                                                                13 November 2006

                  Sky announces senior executive appointments

British Sky Broadcasting (Sky) announced today a number of senior management appointments.

Mike Darcey, Sky's Group Commercial and Strategy Director, becomes Chief Operating Officer. Mr Darcey has made important contributions to the company's growth and strategic development and with this new and expanded role will continue to support the business on a broad basis.

Brian Sullivan, Sky's Director of Product Strategy and Management, is appointed to the position of Managing Director, Customer Group with responsibility for leading the company's marketing, product development and customer service teams. Mr Sullivan, who has been instrumental in Sky's multi-product strategy through the successful launch of Sky+, multiroom, Sky HD and Sky Broadband, takes up the role following the announcement that Jon Florsheim, Sky's Chief Marketing Officer and Managing Director, Customer Group, is to leave the company after 12 years to become Chief Executive of Homeserve GB and an Executive Director of Homeserve plc.

Matthew Anderson, Sky's Group Director for Communications, assumes the new role of Group Director for Communications and Brand Marketing, taking on responsibility for brand marketing in addition to leadership of the company's publicity, corporate communications, public affairs, internal communications and corporate responsibility activities. By bringing together all of these functions, Sky aims to ensure a strongly integrated approach to brand communications across all audiences.

Didier Lebrat is to join Sky in December 2006 in the newly-created role of Chief Technology Officer from Vodafone Italy, where he currently holds the same title. The creation of the new role brings together the leadership of Sky's Information Technology, Customer Technology, Network Infrastructure and Broadcast Platform teams. In providing single leadership, Sky aims to ensure that its technology operations are closely aligned with its changing needs as it grows its pay-TV business and expands into the broadband and telephony markets.

Commenting on the new appointments, James Murdoch, Sky's Chief Executive, said:

"The coming together of entertainment and communications is transforming the scale of the opportunities before Sky. These appointments ensure that Sky is well positioned as a challenger in the combined industry of pay TV, broadband and telephony and underscore the high calibre of Sky's executive team. I am pleased to be able to make three appointments from our existing team and to welcome such an accomplished executive as Didier to Sky. As one of the most experienced executives in the European telecoms industry, he is ideally placed to lead Sky's technology operations at this exciting time for our business."

Commenting on Jon Florsheim's contribution to Sky over more than a decade, he added:

"Jon has played a significant role in the growth of Sky's customer base and the strength of its brand. He is a valued colleague and I would like to thank him personally for the fundamental contribution that he has made to Sky's success. We wish him well."

                                      ###


Enquiries:

Press:

Robert Fraser               Tel: 020 7705 3036

E-mail: corporate.communications@bskyb.com

Analysts/Investors:

Andrew Griffith             Tel: 020 7705 3118

Robert Kingston             Tel: 020 7705 3726

E-mail: investor-relations@bskyb.com


Biographies

Mike Darcey

Mike Darcey joined Sky in 1998 to establish and run Sky's Strategic Planning Group and became Group Commercial and Strategy Director in February 2006. Mike and his team have been closely involved in all major strategic and commercial developments at Sky. Prior to joining Sky, Mike was an economic advisor for 11 years, working across a wide range of industries with a particular focus on entertainment and telecommunications.

Brian Sullivan

As Director of Product Strategy & Management, Brian Sullivan leads the development, marketing and sales of Sky's products and services, with responsibilities including Sky Broadband, Sky+, Sky HD and multiroom. Prior to joining Sky in 1996, he spent most of his career in the Pay TV industry in the United States, first with Viacom's Showtime Networks and then Eagle Marketing.

Matthew Anderson

Matthew Anderson joined Sky in 2005 to lead the company's corporate communications, internal communications, publicity, corporate responsibility and public affairs teams. He joined BSkyB from Ogilvy Public Relations Worldwide, where he was Chief Executive for its Asia Pacific and Europe, Africa and Middle East regions. During a 15-year career with Ogilvy, Matthew worked on a wide range of communications programmes and branding initiatives around the world.

Didier Lebrat

Didier Lebrat has been Chief Technology Officer of Vodafone Italy since May 2004, taking responsibility for the design, implementation and operation of network systems. Prior to Vodafone Italy, he was Chief Technical Officer at Orange, the UK mobile operator, between 1999 and 2004. During a 24-year career in the telecommunications industry, Mr Lebrat has also held senior roles at Bouygues Telecom and SITA.

End

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 13 NOVEMBER 2006                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary